Exhibit 99.1

InflaRx Completes Enrollment in Phase IIb Clinical Trial
with Lead Candidate IFX-1 in Hidradenitis Suppurativa

Trial Results Anticipated First Half 2019

Jena, Germany, November 08, 2018 – InflaRx N.V. (Nasdaq:IFRX), a biopharmaceutical company developing innovative therapeutics to treat devastating inflammatory diseases by targeting the complement system, a key component of the innate immune system, today announced that patient enrollment has been completed in the phase IIb study to determine the safety and efficacy of IFX-1, a first-in-class anti-human complement factor C5a antibody, in patients suffering from moderate or severe Hidradenitis Suppurativa (HS). HS is a painful and debilitating chronic inflammatory skin disease with limited treatment options.

The randomized, double-blind, placebo-controlled, multicenter study is being conducted at 38 sites in both North America and Europe. Following a placebo-controlled, double-blind period of 16 weeks investigating four different IFX-1 dosing arms plus one placebo arm, there is a 28-week open-label extension phase to assess long-term efficacy and safety. The primary endpoint is dose response signal, assessed by the Hidradenitis Suppurativa Clinical Response (HiSCR) score, at week 16. Additional objectives include the evaluation of safety and tolerability of IFX-1, as well as an assessment of additional efficacy and patient-reported outcome parameters. Topline results from the trial are expected in the first half of 2019.

Othmar Zenker, M.D., Chief Medical Officer of InflaRx, said: “We are very pleased to have completed enrollment in this Phase IIb trial within our stated timeframe. Following the promising results we observed in our earlier trial with IFX-1 in Hidradenitis Suppurativa, our goal with this phase IIb study is to determine the optimal dose regimen, as well as assess both long-term efficacy and safety of IFX-1 in patients with this disease.”

Prof. Dr. med. Evangelos J. Giamarellos-Bourboulis, of the ATTIKON University Hospital in Athens, Greece, the principal investigator of this trial, said: “Hidradenitis Suppurativa is a debilitating, painful and frequently life-long disease. For patients with moderate to severe HS, treatment options are limited, and there is an urgent need to find more effective therapies. The C5a blockade with IFX-1 offers an entirely new mode of action to tackle this disease, and I look forward to seeing the results from this study.”

About IFX-1:

IFX-1 is a first-in-class monoclonal anti-complement factor C5a antibody, which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, IFX-1 leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. IFX-1 has been demonstrated to control the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. IFX-1 is the first monoclonal anti-C5a antibody introduced into clinical development and has, to date, successfully completed three clinical phase II studies. Until today, more than 150 people have been treated with IFX-1 within completed clinical trials, which was well tolerated. IFX-1 is currently being developed for various inflammatory indications, including Hidradenitis Suppurativa and ANCA-associated vasculitis.

About InflaRx N.V.:

InflaRx (Nasdaq:IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007 and the group has offices and subsidiaries in Jena and Munich, Germany as well as Ann Arbor, Michigan.

Contacts:

Investor Relations

InflaRx N.V.

Jordan Silverstein

Head of Corporate Development and Strategy

Jordan.silverstein[at]inflarx.de

+1-917-837-1709

Media Relations

MC Services AG

Katja Arnold, Laurie Doyle, Andreas Jungfer

inflarx[at]mc-services.eu

+49-89-210 2280

FORWARD LOOKING STATEMENTS

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